UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CELL MEDX CORP.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER 000-054500

NEVADA	38-3939625
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

4575 Dean Martin Drive STE 2206, Las Vegas, NV
(Address of principal executive offices)

(310) 508-9398
(Registrant's telephone number, including area code)

CELL MEDX CORP.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED (the “Exchange Act”) AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CELL MEDX CORP.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of common stock, par value $0.001 per share (the “Common Stock”) of Cell MedX Corp. (the “Company”) as of December 5, 2014 (the “Record Date”) with respect to an anticipated change of a majority of the directors of the Company in connection with a change of control of the Company.  This Information Statement is being distributed on December 8, 2014.

Under the terms of that Technology Purchase Agreement among and between the Company and Jean Arnett and Bradley Hargreaves (Ms. Arnett and Mr. Hargreaves collectively being the “Vendors”) dated effective as of the 16th day of October, 2014 and as amended by that Amendment No. 1 to the Technology Purchase Agreement dated effective as of the 20th day of October, 2014 and that Amendment No. 2 to the Technology Purchase Agreement dated effective as of the 13th day of November, 2014 (as amended, the “Technology Purchase Agreement”), the Vendors sold to the Company all of their right, title and interest in and to a proprietary technology for the use of electrical microcurrents for the treatment of diabetes and related ailments (the “e-balance Technology”).  In consideration for the e-balance Technology, the Company paid to the Vendors a total of $100,000 USD and issued to the Vendors options for the purchase of up to 20,000,000 shares of Common Stock (10,000,000 options each). In addition, the Vendors purchased from Mario Gregorio 10,000,000 shares of the Company’s common stock (the “Principal Shares”) for an aggregate purchase price of $10,000 USD.  The Vendors completed the purchase of the Principal Shares on November 17, 2014, and completed the sale of the e-balance Technology to the Company on November 25, 2014.

On November 25, 2014, in conjunction with the closing of the acquisition of the e-balance Technology, the following persons were appointed as directors and executive officers of the Company:

Name	Position
Frank E. McEnulty	Director, President and Chief Executive Officer
Jean M. Arnett	Director and Vice President, Corporate Strategy
Bradley S. Hargreaves	Vice President, Technology and Operations
Yanika Silina	Chief Financial Officer, Treasurer and Secretary

Pursuant to the terms of the Technology Purchase Agreement, Mr. Hargreaves and Ms. Silina are expected to be appointed as directors of the Company no earlier than 10 days after this Information Statement is filed with the Securities and Exchange Commission (the “Commission”) and mailed to the Company’s stockholders of record as of the Record Date.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.           Voting Securities of the Company

As of the Record Date, there were 31,000,000 shares of the Company’s common stock (the “Common Stock”) issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.           Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of the Company’s outstanding Common Stock as of the Record Date by: (i) each person (including any group) known or expected to become the beneficial owner of more than 5% of the outstanding Common Stock; (ii) by each of the Company’s directors and executive officers (as defined in Item 402(a)(3) of Regulation S-K); and (iii) by all directors and officers as a group. Unless otherwise indicated, the stockholders listed are believed or expected to possess sole voting and investment power over the shares indicated.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	Frank McEnulty Chief Executive Officer, President and Director	Nil	*
Common Stock	Jean M. Arnett Director and Vice President, Corporate Strategy	5,000,000(2) (direct)	16.1%
Common Stock	Bradley S. Hargreaves Vice President, Technology and Operations	5,000,000(2) (direct)	16.1%
Common Stock	Yanika Silina Chief Financial Officer, Treasurer and Secretary	50,000 (direct)	*
Common Stock	All Officers and Directors as a Group (4 person)	10,050,000(2)	31.4%
5% STOCKHOLDERS
Common Stock	Jean M. Arnett 121 - 3989 Henning Drive, Burnaby, BC V5C 6N5	5,000,000(2) (direct)	16.1%
Common Stock	Bradley S. Hargreaves 121 - 3989 Henning Drive, Burnaby, BC V5C 6N5	5,000,000(2) (direct)	16.1%
*           Represents less than 1%.
(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement. As of the Record Date, the Company had 31,000,000 shares of Common Stock issued and outstanding.

(2)
In addition to the shares listed as directly owned by Ms. Arnett and Mr. Hargreaves, on November 25, 2014, Ms. Arnett and Mr. Hargreaves were each granted options for the purchase of up to 10,000,000 shares (20,000,000 shares in total) of Common Stock at an initial exercise price of $0.05 USD per share (the “Options”). Exercise of the Options is subject to certain vesting conditions as follows:

(a)	12.5% of the Options will vest upon the design and commencement of the First Clinical Trial;
(b)
12.5% of the Options will vest upon the completion of the First Clinical Trial and the delivery to the Company of a final white paper authored by the trial researchers for the First Clinical Trial discussing the results of the First Clinical Trial;

(c)	12.5% of the Options will vest upon the design and commencement of the Second Clinical Trial;
(d)
12.5% of the Options will vest upon the completion of the Second Clinical Trial and the delivery to the Company of a final white paper authored by the trial researchers for the Second Clinical Trial discussing the results of the Second Clinical Trial;

(e)	25% of the Options will vest upon the design and commencement of the Third Clinical Trial; and
(f)
25% of the Options will vest upon the completion of the Third Clinical Trial and the delivery to the Company of a final white paper authored by the trial researchers for the Third Clinical Trial discussing the results of the Third Clinical Trial.

The “First Clinical Trial” means a pilot clinical trial conducted on human subjects designed to test the safety and efficacy of the e-balance Technology as an adjunctive treatment for diabetes mellitus. Objectives for this trial will include the identification of markers of improved diabetic control, insight into optimal treatment parameters, magnitude and timing of clinical effects, and measurement of overall efficacy while monitoring for any potential adverse effects.

The “Second Clinical Trial” means a controlled clinical trial conducted on human subjects to evaluate the safety and efficacy of the e-balance Technology in a more formal multicenter format.  Specific objectives and study endpoints will be informed by the results of the pilot clinical trial. The magnitude of the e-balance Technology’s bioelectric impacts on diabetes management and outcomes will be investigated over a longer time frame, while seeking to establish optimal prescriptions of current dosing, frequencies, timing, waveform, pulsing, and patterning. The Second Clinical Trial will also include a series of investigations in vitro and in diabetic model animals to further elucidate mechanisms of action, limits of dosing safety, and to explore for occult adverse effects of bioelectrical therapies.

The “Third Clinical Trial” means a formal, controlled & blinded clinical trial conducted on human subjects designed to demonstrate efficacy and safety of the e-balance device, adhering to the rigorous standards of an FDA approved and monitored Investigational New Device, and producing data adequate to support the Pre-Marketing Approval (PMA) application as well as subsequent filings with regulatory agencies in non-U.S. jurisdictions. The claims for the device will be driven by the discoveries of the first two clinical trials as well as animal safety data. The study design will examine the efficacy of e-balance Technology in ameliorating the signs and symptoms of diabetes mellitus, reducing the incidence and/or impact of common complications of diabetes, and improving overall diabetes control. The cost implications of such benefits will also be examined

Any Options that vest and become exercisable will expire on the 5th year anniversary of the particular vesting date.  Any Options that have not vested will expire on December 31, 2019, subject to certain early termination provisions upon the death of the optionee, or if the optionee ceases to act for the Company in any capacity either voluntarily or as a result of a termination or removal for cause.

As the Options have not yet vested and are not yet exercisable, the shares underlying the Options have not been included as beneficially owned by Ms. Arnett or Mr. Hargreaves for the purposes of the above table.

Ms. Arnett and Mr. Hargreaves are each other’s spouses. However, the shares beneficially owned by Ms. Arnett have not been listed as indirectly held by Mr. Hargreaves and vice versa for purposes of the above table.

3.           Changes in Control

On November 17, 2014, the Vendors purchased 10,000,000 shares of Common Stock from Mario Gregorio, previously the Company’s principal shareholder.

On November 25, 2014, in conjunction with the closing of the transactions contemplated in the Technology Purchase Agreement, the following persons were appointed as directors and officers of the Company:

Name	Position
Frank E. McEnulty	Director, President and Chief Executive Officer
Jean M. Arnett	Director and Vice President, Corporate Strategy
Bradley S. Hargreaves	Vice President, Technology and Operations
Yanika Silina	Chief Financial Officer, Treasurer and Secretary

Pursuant to the terms of the Technology Purchase Agreement, Mr. Hargreaves and Ms. Silina are expected to be appointed as directors of the Company no earlier than 10 days after this Information Statement is filed with the Commission and mailed to the Company’s shareholders of record as of the Record Date. The forgoing transactions will result in a change of control of the Company. Except for the forgoing, no changes in control of the Company have occurred since the beginning of the Company’s last fiscal year or are expected to occur.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding the Company’s current executive officers and directors and the proposed directors of the Company to be appointed 10 days after the filing and mailing of this Information Statement.

Name	Age	Positions
Frank McEnulty (Current Director)	58	Director, Chief Executive Officer and President
Jean M. Arnett (Current Director)	58	Director and Vice President, Corporate Strategy
Bradley S. Hargreaves (Proposed Director)	55	Director and Vice President, Technology and Operations
Yanika Silina (Proposed Director)	36	Director and Chief Financial Officer, Treasurer and Secretary

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

Frank McEnulty.  Mr. McEnulty has been a director and our Chief Executive Officer and President since March 6, 2014.  Mr. McEnulty also previously acted as our Chief Financial Officer, Treasurer and Secretary from March 6, 2014 to November 25, 2014.  Mr. McEnulty is an experienced executive with an extensive background in finance and accounting. Since 1996, Mr. McEnulty has been the President and CEO of Meghan Matthews, Inc., a private investment company. Since 2004, Mr. McEnulty has also been a member of the board and compensation committee for Ojai Oil Company. Ojai Oil Company, currently trades on the OTC Pink marketplace. Since September 2014, Mr. McEnulty has been the sole director of Madison Explorations, Inc. Madison Explorations Inc. currently trades on the OTC Bulletin Board and the OTCQB marketplace. From 1989 through 1995, Mr. McEnulty was the Chief Operating Officer and Vice President of Finance for Tri-Five Property Management, a foreign owned real estate investment company. Mr. McEnulty received a Masters of Business Administration from the University of Southern California and a Bachelor of Science from California State University, Long Beach.

Jean M. Arnett. Ms. Arnett was appointed to our Board of Directors and as our Vice President, Corporate Strategy on November 25, 2014.  Ms. Arnett has been involved in delivering world-class customer service to the medispa industry; this includes distribution, business planning and marketing, as well as continuing education. Ms. Arnett’s specialty is the development of strategic business models, addressing both vertical and horizontal markets thereby maximizing return on investment.  Ms. Arnett’s career has also covered mortgage management for major banks in Canada.  Ms. Arnett has been in charge of strategic planning for XC Velle Institute Inc., a privately held technology and spa company, since 2009. In addition, from 2001 to 2009, Ms. Arnett worked in the capacity of director of business and strategic planning for a privately held spa company that at one point employed up to 15 employees. Jean Arnett is also the inspiration behind our Technology, having lived with Type 1 diabetes for more than 48 years.

Bradley S. Hargeaves. Mr. Hargreaves was appointed as our Vice President, Technology and Operations on November 25, 2014.  Mr. Hargreaves’ background is in engineering, with two operations journeyman tickets and four year operations certification from Shell Canada.  During the past eight years Mr. Hargreaves has researched the e-balance Technology and designed and improved treatment protocols for the treatment of disabilities and related ailments. Mr. Hargreaves will provide his expertise and technical support to our research and development team and will oversee the continuous development of the project from an engineering prospective.  Mr. Hargreaves has been the director of operations and principal of XC Velle Institute Inc., a privately held technology and spa company, since 2009.  From approximately 2002 to 2009, Mr. Hargreaves worked operations for a privately held spa company that at one point employed up to 15 employees.

Yanika Silina.  Ms. Silina was appointed as our Chief Financial Officer, Treasurer and Secretary on November 25, 2014.   Ms. Silina has worked in the accounting field for the past eight years.  Since July 2008, Ms. Silina has been an accountant with Da Costa Management Corp. a management and consulting company that provides bookkeeping, accounting and regulatory compliance services to both publicly traded and private companies. Ms. Silina received her Diploma in Accounting in 2011 and currently is working towards her CMA / CPA designation.  From November 2013 to January 2014, Ms. Silina was Chief Financial Officer of Enfield Exploration Corp., a mineral exploration company listed on the Canadian Securities Exchange.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, in the last two years, had any material interest, direct or indirect, in any transaction with the Company or in any presently proposed transaction that has or will materially affect the Company other than the transactions contemplated in the Technology Purchase Agreement:

•	Any of the Company’s directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s outstanding shares of Common Stock;
•	Any of the Company’ promoters; and
•	Any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the foregoing persons.

Ms. Arnett and Mr. Hargreaves have acted as business development consultants for the Company since September 1, 2014.  In exchange for their services, Ms. Arnett has been paid a consulting fee of $12,500 CAD per month, and Mr. Hargreaves has been paid a consulting fee of $10,000 CAD per month.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC.  Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a) of the Exchange Act.  Based solely on a review of such reports received by the Company, the Company believes that, during the Company’s most recently completed fiscal year and prior fiscal years, the following persons failed to file reports required by Section 16(a) of the Exchange Act. .

Name and Principal Position	Number of Late Insider Reports	Transactions Not Timely Reported	Known Failures to File a Required Form
Mario Gregorio 10% stockholder	None	One	Two
Rizalina Raneses 10% stockholder	None	One	Two

Mr. Gregorio and Ms. Raneses were each the beneficial holders of greater than 10% of the Company’s outstanding Common Stock.  Mr. Gregorio and Ms. Raneses are also former executive officers of the Company. To the Company’s knowledge, neither Mr. Gregorio nor Ms. Raneses have ever filed any reports required under Section 16(a) of the Exchange Act, including Forms 3, 4 and 5. Known failures to file represent Mr. Gregorio’s and Ms. Raneses’ failure to file initial statements on Form 3, failures to file Form 4’s for known share sales, and failures to file Form 5’s for the most recent fiscal year in the absence of delivery to the Company of written representations as set forth in Item 405(b) of Regulation SK.  In addition to the failures to file disclosed above, the Company believes that Mr. Gregorio and Ms. Raneses have failed to file Form 4’s for transactions completed during the current fiscal year.

During the current fiscal year, Ms. Arnett and Mr. Hargreaves were late in filing their initial statement of beneficial ownership by one day as a result of a delay in obtaining EDGAR filer access codes due to the Thanksgiving holiday.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

Mr. McEnulty and Ms. Arnett are currently the sole directors of the Company.  The Company does not have a separately designated audit committee, nominating committee or compensation committee. As Mr. McEnulty and Ms. Arnett are the directors of the Company at this time, separately designated committees are not practical. The Company may consider designating separate audit, nominating and compensation committees in the future.

Audit Committee Financial Expert

The Company does not currently have an audit committee charter.

During our 2014 fiscal year, Mr. McEnulty, as the Company’s then sole officer and sole director, reviewed the Company’s audited financial statements for the year ended May 31, 2014 and discussed with the Company’s independent auditors those matters set forth in Auditing Standards No. 61. Mr. McEnulty has received written disclosures and the letter from the independent auditor required by the applicable requirements of the PCAOB regarding independent auditor communications with the audit committee regarding independence and Mr. McEnulty discussed his independence with the Company’s independent auditors. Based on the above review and discussions, Mr. McEnulty recommended that the Company’s audited financials statements for the year ended May 31, 2014 be included in the Company’s annual report on Form 10-K for that period for filing with the Commission.

Mr. McEnulty and Ms. Silina qualify as “audit committee financial experts” as defined in Item 407(d)(5) of Regulation S-K. Both, Mr. McEnulty and Ms. Silina, are not independent as they act as executive officers of the Company.

Nomination Committee Functions

The Company does not have a nomination committee charter.  The Company does not have any formal policies regarding the consideration of director candidates recommended by security holders. The Company’s current directors have determined, based on the Company’s current developmental and financial status, a formal policy is not required.

Mr. McEnulty approved the appointment of Ms. Arnett, and Mr. McEnulty and Ms. Arnett have approved of  each of the nominee directors expected to join the Company’s Board of Directors.

Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.

In addition, directors must have time available to devote to Board activities and to enhance their knowledge of the Company’s business. Accordingly, the Company seeks to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

In carrying out its responsibilities, the Board will consider candidates suggested by stockholders. If a stockholder wishes to formally place a candidate’s name in nomination, however, he or she must do so in accordance with the provisions of the Company’s Bylaws. Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o Cell MedX Corp., 4575 Dean Martin Drive, Suite 2206, Las Vegas, NV 89103.

Compensation Committee Functions

The Company does not have a compensation committee charter. The Company currently pays Ms. Arnett a salary of $12,500 CAD per month, and Mr. Hargreaves a salary of $10,000 CAD per month.  The Company currently does not pay Mr. McEnulty or Ms. Silina for their services as executive officers. The Company does not currently have any formal procedures for determining executive officer director compensation. In setting future compensation for the Company’s executive officers and directors, the Company expects to consider the experience and expertise of its directors and officers, competitive demand for services, the amount of responsibility expected to be undertaken by such person, and the time commitments expected to be required by such persons. The Company does not expect to engage outside compensation consultants due to the expected cost of engaging such consultants.

DIRECTOR INDEPENDENCE

The Company’s Common Stock is quoted on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements. Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. Each of the Company’s directors are also executive officers of the Company. As a result, the Company does not have any independent directors.

As a result of the Company’s limited operating history and limited resources, its management believes that it will have difficulty in attracting independent directors. In addition, the Company would likely be required to obtain directors’ and officers’ insurance coverage in order to attract and retain independent directors. Management believes that the cost associated with maintaining such insurance is prohibitive at this time.

MEETINGS OF DIRECTORS

There were no meetings of the Board of Directors during the last full fiscal year and all actions taken by the Board of Directors were taken by consent resolution.  As such, every member of the Company’s Board of Directors participated in decisions made by the Board.

NOMINATION AND APPOINTMENT OF DIRECTORS

It is expected that the appointment of the proposed directors will be made by a consent resolution of the Company’s current directors. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s Board of Directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the Board of Directors.  Communications to the Board of Directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table sets forth total compensation paid to or earned by our named executive officers, as that term is defined in Item 402(m)(2) of Regulation S-K, during the fiscal years ended May 31, 2014 and 2013:

SUMMARY COMPENSATION TABLE
Name & Principal Position	Year End May 31	Salary ($)		Bonus ($)		Stock Awards ($)		Option Awards ($)		Non-Equity Incentive Plan Compen-sation ($)		Nonqualified Deferred Compen-sation Earnings ($)		All Other Compensation ($)		Total ($)
Frank McEnulty CEO & Former CFO Secretary, Treasurer(1)	2014 2013		$0 n/a		$0 n/a		$0 n/a		$0 n/a		$0 n/a		$0 n/a		$0 n/a		$0 n/a
Ean Kremer Former CTO (2)	2014 2013		$0 n/a		$0 n/a		$0 n/a		$0 n/a		$0 n/a		$0 n/a		$0 n/a		$0 n/a
Mario Gregorio former CEO(3)	2014 2013	$ $	0 0	$ $	0 0	$ $	0 0	$ $	0 0	$ $	0 0	$ $	0 0	$ $	0 0	$ $	0 0
Notes:

(1)	Mr. McEnulty was appointed Chief Executive Officer, Interim Chief Financial Officer, Secretary, Treasurer and as a director on March 6, 2014.

(2)	Mr. Kremer was appointed Chief Technology Officer on March 6, 2014. Mr. Kremer resigned as Chief Technology Officer on May 16, 2014.

(3)	Mr. Gregorio resigned as the Chief Executive Officer of the Company on March 6, 2014.

Outstanding Awards at Fiscal Year-End

As at May 31, 2014, the Company had no outstanding equity awards.

Employment Contracts

The Company has no employment contracts, termination of employment or change-in-control arrangements with any of the Company’s executive officers or directors. The Company expects to enter into employment or management contracts with each of Mr. McEnulty, Ms. Arnett, Mr. Hargreaves and Ms. Silina in the near future.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS

CELL MEDX CORP.

Dated:   December 5, 2014
/s/ Frank McEnulty
                                                                                                __________________________________
FRANK MCENULTY
Chief Executive Officer and President